Contact

www.linkedin.com/in/scott-hollander-938a017 (LinkedIn)

Top Skills

ISO Standards
Board Development
Supply Chain Management

Scott Hollander

Chief Executive Officer/Chief Operating Officer/ Head of Business Development and M&A
Princeton, New Jersey, United States

Summary

Senior Executive with a distinguished track record in strategic and operational leadership across diverse sectors, with specialization in complex domestic and international healthcare markets. Recognized for exceptional ability to drive organizational alignment and financial performance improvements, recruited by boards of directors and activist shareholders to enhance company outcomes based on key financial metrics. Demonstrated expertise in identifying and developing market-driven solutions that address unmet medical needs, leveraging extensive experience to build and transform companies in the healthcare and adjacent sectors.

Operational and P&L Responsibility
Strategic and Operational Turnarounds
Successful Capital Raising
30+ Completed BD Transactions
Complex Global Alliance Management
Building Diverse and High Performing Teams
Diligent Financial Management and Oversight
Sustainability Focused

Experience

SemPresto, Inc
Chief Operating Officer
April 2025 - Present (1 year 2 months)
Princeton, New Jersey, United States

Health Alliance Solutions Inc.
Chief Executive Officer
January 2024 - August 2024 (8 months)
United States

A medical technology company founded, funded, and chaired by a Fortune 10, former CEO.

Focused on innovation and commercialization of advanced virtual beside diagnostic technologies and services.

• Achieving Founders Vision: Formulated and executed overarching strategy to align with the founder's vision of "bringing innovative and advanced diagnostic medical technologies Patientside™."
• P&L Responsibility: Oversaw full Profit & Loss (P&L) and functional operational responsibilities, ensuring financial stability and growth.
• Strategic Vision and Structure: Accelerated and expanded commercialization efforts into new market adjacencies: urgent care, rural health, correctional facilities, and Indian Health Services.
• International Expansion: Executive meetings with foreign ambassadors and country-based healthcare leaders resulting in a planned Beta test in the Dominican Rep
• Profitability Growth: Projected profitability within 12 months of company market launch.
• Product Innovation: Developed and launched Gen 2 of the mobile diagnostic platform.
• Quality Systems Implementation: Established new processes and standards for compliant operations of a virtual diagnostic company including HIPAA.
• Attracted Outside Capital:

Spire Bioadvisors
Co-Founder/ Advisor/Coach
November 2022 - January 2024 (1 year 3 months)
Philadelphia, Pennsylvania, United States

An operating division of InThought Research®, LLC providing scientific and business consulting services to academic medical institutions, research scientists, founders and early-stage pharmaceutical and medical device companies.
• Founded: Identified market gaps and established Spire BioAdvisors to offer scientific and business consulting to academic and premarket biotech ventures.
• Role: Led business assessments for a team of thirty-five Ph.D. team members focused on scientific evaluations.
• Revenue Model: Designed a hybrid revenue model including cash payments and early equity positions based on risk stratification.
• Results: Numerous customer engagements, year one, profitable from ongoing cashflows. Valuable early equity portfolio.

Apimeds Pharmaceuticals US, Inc

Chief Executive Officer and Member of the Board of Directors

October 2020 - June 2022 (1 year 9 months)

A newly established US subsidiary, in June 2020, of Apimeds, Inc. Korea focused on the development, manufacturing, and commercialization of the lead compound, Apitox™.

Chief Executive Officer, Member of the Board of Directors

• Built: Established and managed green-field US subsidiary for Korean-based parent.

• P&L Responsibility: Managed US and global clinical development budget.

• Regulatory and Clinical Development: Lead strategy and operational initiative leading to FDA approval for initiation of Phase 3 clinical study for Multiple Sclerosis.

• Teambuilding: Built new domestic and global teams in support of clinical studies.

• Business Development: Led executive partnership conversations with three Fortune 100 pharmaceutical companies with the objective of development and commercialization partnerships.

• Sustainability: Developed methods to preserve the living source of raw active pharmaceutical ingredient. (Apis melifera venom)

Trinity Medical Devices, Inc.

Chief Executive Officer

May 2017 - September 2020 (3 years 5 months)

Bedminster, New Jersey, United States

TRINITY MEDICAL DEVICES, Parsippany, NJ 2017–2020

A privately held medical device company focused on manufacturing, global logistics, and commercialization of anesthesia, airway, respiratory commodities, and specialty products.

• Turn Around: Led strategic, operational, and organizational restructuring and turn around on behalf of activist shareholders and the Board of Directors.

• Successful Restructuring: Respectful exit of former CEO, COO and CFO

• Revenue Growth: 87% revenue increase through newly established relationships with national distributors.

• Portfolio Rationalization: Resulted n a 25% increase in gross margin, no slow-moving inventory or write-offs.

• New Products: Signed 13 distribution agreements for proprietary, privately labeled high-margin products.

• Strategic and Operational Pivot: 2020 pandemic; leveraging ISO certification to secure $2.2 million in new business with national distributors.

• Regulatory: Secured ISO 13485:2016 certification.

• Recapitalization: Successful with existing investors

Echo Therapeutics

President and CEO

December 2014 - September 2016 (1 year 10 months)

Echo has developed and demonstrated the ability to continuously monitor glucose non-invasively. Individuals' glucose data can be displayed on any mobile platform or accessed from the cloud for remote monitoring.

As wearable devices become more commonplace, Echo will leverage its technology to improve the lives of diabetics, athletes, and individuals concerned with their overall health & wellness.

Interpharma- Praha

President and Chief Executive Officer

May 2008 - December 2014 (6 years 8 months)

Member Company of the Otsuka Group. Interpharma Praha, a.s. (IPP) offers a broad range of research, development and contract manufacturing services focused on active pharmaceutical ingredients and drug products, and nutraceuticals. IPP can support or lead your process development, process optimization, or process scale-up initiatives, and if desired, can support your manufacturing requirements ranging from gram scale to metric tons.

Otsuka Pharmaceutical Companies (U.S.)

Senior Vice President

May 2008 - December 2014 (6 years 8 months)

Princeton, NJ

Otsuka has dedicated itself to the research and clinical development of products that could have a major impact on human health. OPDC develops promising drug candidates, starting with clinical trial management, and then planning the strategy for drug approval, marketing, and life cycle management to maximize a product's full potential. Our focus is on neuroscience, oncology, and cardio-renal therapeutic areas.

Bracco Diagnostics

Senior VP, Head of North America

January 2006 - January 2008 (2 years 1 month)

Princeton, NJ

Led and managed all strategic and commercial operations in North America which resulted in a rapid but sustainable increases in market share and profitability.

Covidien

Vice President Marketing and Global Strategy

2002 - 2006 (4 years)

Managed $1.2 billion domestic and international imaging, nuclear medicine, medical device and capital equipment businesses including: Domestic and International Marketing, Sales, Global Strategic Planning, Business Development, Marketing Communications, Market Research, Business Analytics, Healthcare Economics and Distribution.

Education

Washington University in St. Louis - Olin Business School

M.A, Business, Health Services Managment · (1998 - 2000)

Alfred University

BA, Political Science · (1984 - 1988)